

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2011

Via E-Mail
Mr. Alan W. Barksdale
Chief Executive Officer
Red Mountain Resources, Inc.
2515 McKinney Ave., Suite 900
Dallas, TX 75201

> **Re: Red Mountain Resources, Inc.**
> **Amendment No. 3 to Form 8-K**
> **Filed November 18, 2011**
> **File No. 000-54444**

Dear Mr. Barksdale:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   In addition to the responses you have provided to the comments in our letter to you dated July 28, 2011, as revised and replaced by our letter dated September 30, 2011, please also provide responses to the comments in our letter to you dated July 29, 2011.

2.   Our petroleum engineer is in the process of reviewing your filing. Please be advised that he may have additional comments.

3.   We note your response to prior comment 2 from our letter to you dated September 30, 2011. You state that "[w]e have provided the remaining exhibits to the Current Report as requested." However, the following exhibits, although on the exhibit list, do not appear as exhibits to the filing, nor is there an indication on the exhibit list as to where else they may be found:

- Exhibit 3.2 – Articles of Conversion from LLC to Inc.

- Exhibit 3(i).3 – Articles of Incorporation of Black Rock Capital, Inc.

- Exhibit 3(ii).1 – Bylaws of Black Rock Capital, Inc.

- Exhibit 10.14 – Forms of Securities Purchase Agreements for additional shares of Cross Border Resources, Inc.

Please advise.

Risk Factors, page 12

Our operations are subject to all of the operating hazards and risks typically incident to drilling for and producing oil and gas and such hazards and risks may adversely affect our operations, page 13

4.   We note your response to comment 4 from our letter dated September 30, 2011, and note your disclosure on page 14 about regulatory risks related to hydraulic fracturing. We also note your disclosure at page 13 regarding operational risks relating to drilling for and producing oil and gas. If material, please revise this risk factor to address specifically the operational and financial risks associated with hydraulic fracturing, such as the underground migration and the surface spillage or mishandling of fracturing fluids, including chemical additives.

Our officers and directors are engaged in other business activities and conflicts of interest may arise in their daily activities which may not be resolved in our favor, page 17

5.   We note your disclosure that your officers have other business interests to which they devote their attention, and will be expected to continue to do. Please revise your filing to quantify the percentage of time you expect each of your officers will devote to your business.

Working Capital Needs, page 21

6.   We note your response to comment 29 from our letter dated September 30, 2011, and reissue such comment in part. If material, please clarify whether any cash calls are anticipated on the Villareal property within the next twelve months. In addition, we note your disclosure at page 8 that you plan to spend approximately $7,500,000 to develop properties during the remainder of your fiscal year ending May 31, 2012. Please discuss such plan in this section, and discuss your source of funds to finance such plans. In that regard, it appears from your disclosure at page 20 that you do not intend to use the proceeds from your private placement to fund such plans.

7.   Please discuss your outstanding notes in the context of your liquidity and capital resources. In that regard, please discuss in this section your anticipated source of funds for payments required in connection with such notes. In that regard, we note your disclosure at page 20 that a number of your outstanding notes matured on November 30, 2011.

Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of the Registrant, page 25

8.   We note your response to comment 30 from our letter dated September 30, 2011, and reissue such comment in part. Please clarify in this section and in your discussion at page 2 whether the $2,800,000 Lonoke Loan relates to the Replacement Note issued to you on behalf of Black Rock Gas, LLC reflecting a $2,800,000 liability. In that regard, your disclosure in this section suggests that they relate to the same loan, but your disclosure at page 2 suggests that they may be separate loans (with an aggregate liability of $5,600,000).

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers, page 27

9.   We note your response to comment 35 from our letter dated September 30, 2011. Please clarify Mr. Barksdale's principal occupation and employment during November and December 2006.

10.   We note your reference at page 33 to "cause" and "good reason" as defined in the relevant employment agreements. Please revise your filing to briefly describe, for each agreement, the meaning of each such term.

Financial Statements and Exhibits, page 36

11.   We note your response to comment 42 from our letter dated September 30, 2011, and reissue such comment in part. Please file all material agreements related to your outstanding debt. For example, and without limitation, it does not appear that you have filed any agreements related to the line of credit with the Bank of Lonoke that you have referenced at page 23, or the notes that you have referenced at page 20. Please also ensure that you have filed the final and complete version of each of your material contracts. In that regard, we note the following:

•   The purchase agreement that you filed as Exhibit 10.7 does not appear to be the final version, as it contains blanks with respect to certain material terms that you have described in your filing. You also have not filed the exhibits to such agreement.

•   The lock-up agreement that you filed as Exhibit 10.9 contains blanks.

Financial Statements of Black Rock Capital, Inc., page F-1

12.   We note that your audit report is signed by L J Soldinger Associates LLC and is dated September 22, 2011, except with respect to certain footnotes which are dated October 21, 2011. However, disclosure on page F-20 indicates that you dismissed this firm on August 30, 2011. Please explain this apparent inconsistency.

Statement of Cash Flows, page F-6

13.   Please revise this financial statement to include a date in the statement heading.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandra Eisen at (202) 551-3864 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding engineering comments. Please contact Norman von Holtzendorff at (202) 551-3237 or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Jeffrey M. Gallant, Esq. – Graubard Miller (via e-mail)